PASSPORT POTASH INC.
608 – 1199 West Pender Street
Vancouver, British Columbia
Canada V6E 2R1
(604) 687-0300

September 20, 2012

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:                  Mr. John Reynolds, Division of Corporation Finance

Dear Sirs/Mesdames:

Re:	Passport Potash Inc.
Registration Statement on Form 10
Filed June 29, 2012
File No. 000-54751

This response is submitted under the closing comments of the United States Securities and Exchange Commission’s letter (the “Comment Letter”) to Passport Potash Inc. (the “Company”), dated July 26, 2012, which requires the Company to provide a written statement acknowledging certain items set forth in the Comment Letter.

Accordingly, the Company hereby acknowledges as follows:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PASSPORT POTASH INC.

By:	/s/ John Eckersley
John Eckersley
Executive Vice President and a Director